Exhibit 99.13(c)(2)

ABERDEEN FUNDS DISTRIBUTION NOTICE

Aberdeen Funds	Aberdeen Standard Investments Inc.
Investor Relations	1900 Market Street, Suite 200
800-522-5465	Philadelphia, PA 19103
Investor.Relations@aberdeenstandard.com

Aberdeen Global Dynamic Dividend Fund (AGD)	Aberdeen Total Dynamic Dividend Fund (AOD)
Aberdeen Global Premier Properties Fund (AWP)	Aberdeen Global Income Fund,Inc. (FCO)

Each closed-end fund listed above (each a "Fund" and collectively, the "Funds") announced today that it paid on May 28, 2021, a distribution to all shareholders of record as of May 21, 2021 (ex-dividend date May 20, 2021).

Under U.S. tax rules applicable to the Funds, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Funds’ fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Funds may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following table sets forth the estimated amounts of the sources of the distribution for purposes of Section 19 of the 1940 Act and the Rules adopted thereunder. The table has been computed based on generally accepted accounting principles. The table includes estimated amounts and percentages for this distribution and for the cumulative distributions paid relating to fiscal year to date (11/01/2020 - 04/30/2021), from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated composition of the distributions may vary from month to month because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

The Funds’ estimated sources of the distributions paid this month and for their current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share
Fund Ticker	CUSIP	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains*		Net Realized Long-Term Gains		Return of Capital
AGD	00302M106	$0.065	$0.065	100%	$0.0000	0%	$0.0000	0%	$0.0000	0%
AOD	00326L100	$0.0575	$0.0575	100%	$0.0000	0%	$0.0000	0%	$0.0000	0%
AWP	00302L108	$0.04	$0.0128	32%	$0.0000	0%	$0.0000	0%	$0.0272	68%
FCO	003013109	$0.07	$0.0259	37%	$0.0000	0%	$0.0000	0%	$0.0441	63%

Estimated Amounts of Fiscal Year to Date Cumulative Distributions per Share
Fund Ticker	CUSIP	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains*		Net Realized Long-Term Gains		Return of Capital
AGD	00302M106	$0.4550	$0.4550	100%	$0.0000	0%	$0.0000	0%	$0.0000	0%
AOD	00326L100	$0.4025	$0.4025	100%	$0.0000	0%	$0.0000	0%	$0.0000	0%
AWP	00302L108	$0.28	$0.0896	28%	$0.0000	0%	$0.0000	0%	$0.1904	68%
FCO	003013109	$0.49	$0.1813	37%	$0.0000	0%	$0.0000	0%	$0.3087	63%

*includes currency gains

Where the estimated amounts above show a portion of the distribution to be a “Return of Capital,” it means that Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions.

The amounts and sources of distributions reported are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2021 will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers: Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Aberdeen Standard Alternative Funds Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

https://www.aberdeenstandard.com/en-us/cefinvestorcenter/fund-centre/closed-end-funds